SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated May 14, 2003

Biomira Inc.

(Translation of registrant’s name into English)

Edmonton Research Park
2011 – 94 Street, Edmonton, Alberta Canada T6N 1H1

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑ (for past years)	Form 40-F ☑ (commencing in calendar year 1997)

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

BIOMIRA INC. QUALIFICATION CERTIFICATE
CONSENT OF FRASER MILNER CASGRAIN LLP
CONSENT OF PEPPER HAMILTON LLP
COMFORT LETTER OF DELOITTE AND TOUCHE LLP
CONSENT OF DELOITTE AND TOUCHE LLP
QUARTERLY REPORT TO SHAREHOLDERS:
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
CONSOLIDATED BALANCE SHEETS
CONSOLIDATED STATEMENTS OF OPERATIONS
CONSOLIDATED STATEMENTS OF DEFICIT
CONSOLIDATED STATEMENTS OF CASH FLOW
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SIGNATURES
Exhibit Index
Certification of the CEO
Certification of the CFO

Item	Page

Qualification Certificate of the Company dated as of May 9, 2003 filed with the British Columbia Securities Commission, the Alberta Securities Commission, The Saskatchewan Securities Commission, The Manitoba Securities Commission, the Ontario Securities Commission, the Nova Scotia Securities Commission, Registrar of Securities, Prince Edward and the Securities Division, Department of Justice, Newfoundland and Labrador	3

Consent of Fraser Milner Casgrain LLP dated May 9, 2003 in connection with the Prospectus Supplement filed with the Securities and Exchange Commission on May 13, 2003	4

Consent of Pepper Hamilton LLP dated May 9, 2003 in connection with the Prospectus Supplement filed with the Securities and Exchange Commission on May 13, 2003	5

Consent of Deloitte and Touche dated May 9, 2003, to incorporate the 2002 Consolidated Financial Statements of the Company and the Consolidated Unaudited Interim Financial Statements of the Company for the Quarter Ended March 31, 2003 by reference in the Prospectus Supplement filed with the Securities and Exchange Commission on May 13, 2003	6

Comfort Letter of Deloitte and Touche dated May 9, 2003 with reference to the Prospectus Supplement filed with the Securities and Exchange Commission on May 13, 2003	7

Quarterly Report of the Company to Shareholders for the First Quarter Ending March 31, 2003 as filed in advance of the Prospectus Supplement filed with the Securities and Exchange Commission on May 13, 2003	9

Exhibits: Reference is made to the Exhibit Index annexed hereto on page 22 and made a part hereof

Signature	21

Exhibit Index	22

BIOMIRA INC.

QUALIFICATION CERTIFICATE

To:	British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Division, Department of Justice, Newfoundland and Labrador

I, Edward A. Taylor, Chief Financial Officer of Biomira Inc. (the “Issuer”), hereby certify on behalf of the Issuer that:

1.	this certificate is delivered pursuant to the securities statutes, regulations, policies, orders and notices of each of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Nova Scotia, Prince Edward Island and Newfoundland and Labrador and pursuant to National Instrument 44-102 (“NI 44-102”) relating to shelf distributions; and

2.	the Issuer satisfies the qualification criteria set forth in paragraph 2.2 of NI 44-102.

DATED as of May 9, 2003.

BIOMIRA INC.

By:	(signed) “Edward A. Taylor”

Edward A. Taylor
Chief Financial Officer

May 9, 2003

VIA SEDAR

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Nova Scotia Securities Commission
Securities Division, Department of Justice, Newfoundland
Registrar of Securities, Prince Edward Island

Dear Sirs/Mesdames:

Subject:     Biomira Inc. (the “Corporation”)

We refer to the prospectus supplement (the “Prospectus Supplement”) of the Corporation dated May 9, 2003 relating to the base shelf prospectus of the Corporation dated April 30, 2002.

We hereby consent to the references to our firm name under the heading “Legal Matters” in the Prospectus Supplement.

For Alberta, we confirm that we have read the Prospectus Supplement and have no reason to believe that there are any misrepresentations in the information contained in the Prospectus Supplement that is within our knowledge as a result of the services we performed in connection with the filing of the Prospectus Supplement.

This letter is provided solely for the purpose of assisting you in discharging your responsibilities in connection with the transaction described above and may not be used or relied upon by any other parties or for any other purpose.

Yours truly,

(signed) “FRASER MILNER CASGRAIN LLP”

Pepper Hamilton LLP
3000 Two Logan Square
18th and Arch Streets
Philadelphia, PA 19103-2799

May 9, 2003

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Division, Department of Justice, Newfoundland and Labrador

Dear Sirs and Mesdames:

Subject:     Biomira Inc. (the “Corporation”)

We refer to the prospectus supplement (the “Prospectus Supplement”) of the Corporation dated May 9, 2003 relating to the base shelf prospectus of the Corporation dated April 30, 2002. We hereby consent to the reference to our firm name under the heading “Legal Matters” in the Prospectus Supplement.

For Alberta, we confirm that we have read the Prospectus Supplement and have no reason to believe that there are any misrepresentations in the information contained therein that is derived from our opinion referred to above or that is within our knowledge as a result of our participation in the preparation of the Prospectus Supplement.

This letter is provided solely for the purpose of assisting you in discharging your responsibilities and should not be relied on by any other person for any other purpose.

Yours truly,

PEPPER HAMILTON LLP

Deloitte & Touche LLP
2000 ManuLife Place
10180 101 Street
Edmonton Alberta T5J 4E4

Tel: (780) 421-3611
Fax: (780) 421-3782
www.deloitte.ca

May 9, 2003

Registrar of Securities, Newfoundland
Registrar of Securities, Prince Edward Island
Nova Scotia Securities Commission
Ontario Securities Commission
Manitoba Securities Commission
Saskatchewan Securities Commission
Alberta Securities Commission
British Columbia Securities Commission

Dear Sirs:

BIOMIRA INC.

We refer to the prospectus supplement (to base shelf prospectus dated April 30, 2002) of the above Company dated May 9, 2003 relating to the sale and issue of up to 3,245,615 shares of common stock and warrants to purchase up to 548,148 shares of common stock of Biomira Inc.

We consent to the use, through incorporation by reference in the above-mentioned prospectus supplement (to base shelf prospectus dated April 30, 2002), of our report dated February 7, 2003 to the shareholders of Biomira Inc. on the following consolidated financial statements:

➢	Consolidated balance sheets as at December 31, 2002 and 2001; and

➢	Consolidated statements of operations, deficit and cash flow for each of the years in the three-year period ended December 31, 2002.

We report that we have read the prospectus supplement (to base shelf prospectus dated April 30, 2002) and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the financial statements upon which we have reported or that are within our knowledge as a result of our audit of such financial statements.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours truly,

Signed:   Deloitte & Touche LLP

Chartered Accountants

Deloitte & Touche LLP
2000 ManuLife Place
10180 101 Street
Edmonton Alberta T5J 4E4

Tel: (780) 421-3611
Fax: (780) 421-3782
www.deloitte.ca

May 9, 2003

Registrar of Securities, Newfoundland
Registrar of Securities, Prince Edward Island
Nova Scotia Securities Commission
Ontario Securities Commission
Manitoba Securities Commission
Saskatchewan Securities Commission
Alberta Securities Commission
British Columbia Securities Commission

Dear Sirs:

BIOMIRA INC. (the Company)

We are the auditors of the Company and under date of February 7, 2003, we reported on the following financial statements of the Company incorporated by reference in the prospectus supplement relating to the sale and issue of up to 3,245,615 shares of common stock and warrants to purchase up to 548,148 shares of common stock of Biomira Inc. (the “prospectus supplement”):

➢	Consolidated balance sheets as at December 31, 2002 and 2001; and

➢	Consolidated statements of operations, deficit and cash flow for each of the years in the three-year period ended December 31, 2002.

The prospectus supplement also incorporates by reference the following unaudited interim financial statements of the Company:

➢	Consolidated balance sheet as at March 31, 2003;

➢	Consolidated statements of operations, deficit and cash flow for the three-month periods ended March 31, 2003 and 2002.

We have not audited any financial statements of the Company as at any date or for any period subsequent to December 31, 2002. Although we have performed an audit for the year ended December 31, 2002, the purpose and therefore the scope of the audit was to enable us to express our opinion on the consolidated financial statements as at December 31, 2002 and for the year then ended, but not on the consolidated financial statements for any interim period within that year. Therefore, we are unable to and do not express an opinion on the above-mentioned unaudited interim financial statements, or on the financial position, results of operations or cash flow of the Company as at any date or for any period subsequent to December 31, 2002.

We have, however, performed a review of the unaudited interim consolidated financial statements of the Company as at March 31, 2003 and for the three-month periods ended March 31, 2003 and 2002.

Registrar of Securities, Newfoundland
May 9, 2003

We performed our review in accordance with Canadian generally accepted standards for a review of interim financial statements by an entity’s auditor. Such an interim review consists principally of applying analytical procedures to financial data, and making enquiries of, and having discussions with, persons responsible for financial and accounting matters. An interim review is substantially less in scope than an audit, whose objective is the expression of an opinion regarding the financial statements. An interim review does not provide assurance that we would become aware of any or all significant matters that might be identified in an audit.

Based on our review, we are not aware of any material modification that needs to be made for these interim consolidated financial statements to be in accordance with Canadian generally accepted accounting principles.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly,

Signed:   Deloitte & Touche LLP

Chartered Accountants

B I O M I R A

Interim Report 2003

For the 3 months ended March 31, 2003

Q1 Q2 Q3 Q4

QUARTERLY REPORT TO SHAREHOLDERS:

2003 First Quarter Report

Corporate Update:

Biomira Presents at BIO CEO & Investor Conference

In February, we once again presented at the fifth annual BIO CEO & Investor Conference held in New York. Our session, as in the past, was well attended.

The bulk of the presentation was focused on Biomira’s Theratope® vaccine and the current Phase III trial involving the use of Theratope in patients with metastatic breast cancer. Although event-driven, the final analysis of the trial data is expected mid-year and a thorough analysis of the data is planned following the unblinding. At the BIO CEO and Investor Conference the three main possible outcomes for the Phase III trial were discussed.

1.	Observation of a survival advantage for women on the Theratope arm compared to those on the control arm at the pre-determined statistically significant level;

2.	Observation of a survival advantage for women on the Theratope arm compared to those on the control arm at a clinically and statistically compelling level, although less than the pre-determined statistically significant level. We might also see compelling data in a subset or subsets of the population; or

3.	Observation of a greater survival advantage for the patients on the control arm over those on the Theratope arm. With the interim analysis and four other safety reviews of the data by the Data Safety Monitoring Board, we believe it would be unlikely to find ourselves in this particular scenario.

Certainly, there is the potential for positive news within the data, however, we won’t know which outcome we face until the data is fully unblinded at the upcoming final analysis.

While we intend to make the required disclosure of material information in relation to the final analysis as expeditiously as is reasonable in the circumstances, it is our intention, consistent with normal scientific practice, to present the particulars of the detailed analysis and findings at a later date at a well-respected scientific meeting or in a peer-reviewed journal.

Biomira’s Financing — U.S. $5.5 Million

On April 29, 2003, Biomira announced a financing of U.S. $5.5 million, which was fully subscribed and closed on May 1, 2003. Since our cost reduction program in October 2002, we have ensured the entire organization is focused on conserving our cash position as we advance our two lead product candidates. We are hopeful that we will see positive results at the final analysis of Theratope expected in mid 2003. However, we have to protect the best interests of our shareholders and we must have sufficient cash to sustain the Company beyond this defining event. With other potentially exciting news due out in 2003, we plan to continue to take advantage of potential opportunities to have funds to sustain the Company to the end of 2004 and beyond, well past the final analysis of Theratope in the Phase III metastatic breast cancer study.

Presentation of Data at Upcoming American Society of Clinical Oncology (ASCO) Meeting

Biomira is scheduled to present data from two of its fully enrolled trials of Theratope at the 39th annual ASCO meeting which will be held in Chicago, IL, May 31 – June 3, 2003.

We previously announced that data from our Phase II Theratope trial in patients with metastatic colorectal cancer is expected to be publicly shared prior to the end of the first half of 2003. This data is scheduled to form the basis of a poster presentation to be presented by Dr. Charles Butts of the Cross Cancer Institute, at the ASCO meeting.

Biomira Interim Report 2003

The trial, which completed the enrolment of 20 patients in October 2002, was conducted at the Cross Cancer Institute in Edmonton, AB. This was the Company’s first opportunity to accumulate data using Theratope in combination with chemotherapy.

ASCO received more than 3,700 abstracts and, therefore, Biomira is pleased to be one of the companies selected to make a poster presentation at this prestigious meeting. The ASCO abstracts will be publicly available immediately following the meeting on Tuesday, June 3, 2003.

Also scheduled to be included in the ASCO Proceedings manual will be an abstract surrounding the demography data from the Phase III trial in metastatic breast cancer. This abstract is a partial glimpse of the data surrounding the largest trial ever conducted using an immunotherapy to treat women with metastatic breast cancer. The trial’s lead investigator, Dr. David Miles, submitted the abstract. Dr. Miles is with Guy’s hospital in London, England.

In addition to the 1,030 women in the Phase III trial, more than 400 patients with adenocarcinomas have been treated with Theratope. Most of these patients were involved in the Phase II trials.

Clinical Trial Results

In addition to the clinical trial results noted earlier, Biomira is expected to announce in the first half of 2003, data from the 16-patient BLP25 Liposomal vaccine trial in patients with prostate cancer. This small pilot study was conducted in Edmonton, AB.

As well, the BLP25 trial in patients with metastatic lung cancer, which has enrolled 171 metastatic lung cancer patients in both the U.K. and Canada, is expected to have survival results available in the third quarter of 2003.

Merck KGaA

Biomira is collaborating with Merck KGaA of Darmstadt, Germany on the development of Theratope and BLP25 vaccines. Founded in 1668, Merck KGaA has positioned itself to be on the cutting edge of cancer research with an oncology portfolio based on four technology platforms — monoclonal antibodies, vaccines, and immunocytokines and angiogenesis inhibitors.

The 2003 Annual General Meeting

Biomira’s Annual General Meeting is planned for Thursday, June 26, 2003 in Edmonton, AB. The meeting will be held at the Sheraton Grande Edmonton Hotel, 10235-101 Street, Edmonton, Alberta. The formal meeting will commence at 1:30 p.m. with a “Meet and Greet” with the Board and management getting under way one-half hour earlier at 1:00 p.m.

Moving Forward

As Biomira moves towards the final analysis of the data from the Phase III trial of Theratope in patients with metastatic breast cancer, it should prove to be an exciting time for both the Company and our stakeholders.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis should be read in conjunction with the unaudited consolidated financial statements and accompanying notes.

Overview of the Business

Biomira Inc. is a product-focused biotechnology company applying its proprietary immunology and organic chemistry technologies in the development of therapeutic cancer vaccines. The Company’s lead product candidate, Theratope, is currently being tested in a Phase III clinical trial for metastatic breast cancer. The Company’s commitment to the development of products for the treatment of cancer is focussed on innovative strategies for the immunotherapeutic treatment of cancer.

Biomira Interim Report 2003

Results of Operations

Financial results for the three months ended March 31, 2003 indicate a consolidated net loss from operations of $4.4 million or $0.09 per share, compared to $7.6 million or $0.17 per share for the same period in 2002. The decreased loss of $3.2 million in 2003 is primarily due to a $2.5 million reduction in gross research and development expenditures, lower market and business development of $0.6 million and a $0.1 million reduction in general and administrative expenses. The overall decrease in expenditures results from the decision, announced in October 2002, to suspend early stage discovery research programs in order to concentrate resources on the development of the Company’s lead clinical programs, Theratope® vaccine and BLP25 Liposomal vaccine.

Revenues

Contract research and development revenue for the three months ended March 31, 2003, totaling $0.9 million compared to $1.0 million for the same period in 2002, represents research and development funding received from Merck KGaA. The lower funding level reflects the winding down of the Theratope Phase III metastatic breast cancer clinical trial. Licensing revenues from collaborative agreements represent the amortization of upfront payments received by the Company upon commencement of the Merck KGaA collaboration.

Research and Development

Research and development expenditures for the three months ended March 31, 2003 were $4.1 million compared to $6.6 million for the same period in 2002. The decrease in research and development expenditures is attributable to the winding down of the Theratope Phase III trial as it approaches a final analysis expected in mid-2003, and to the curtailment of early stage research programs.

Marketing and Business Development

Marketing and business development expenditures for the three months ended March 31, 2003 amounted to $0.3 million compared to $0.9 million for the same period in 2002, and reflect the timing of expenditures related to Theratope pre-launch activities. Marketing and business development expenditures include costs to develop Biomira’s internal marketing capabilities, as well as Theratope prelaunch marketing activities jointly undertaken and funded with Merck KGaA.

Other Operating Items

Lower general and administrative expenses of $0.2 million for the three months ended March 31, 2003 compared to the same period in 2002 reflect the head count reduction initiated in late 2002.

Amortization of capital assets for the three months ended March 31, 2003, compared to the same period in 2002, is lower by $0.1 million due to the impairment write down taken at the 2002 year end.

Liquidity and Capital Resources

Biomira’s financial reserves include $25.1 million in cash and short-term investments as at March 31, 2003.

During the first quarter, the Company made interest and principal repayments of $4.1 million under the terms of its convertible debenture agreement, with cumulative cash repayments to date totaling $20.2 million. The March 31, 2003 balance sheet reflects a convertible debenture balance of $7.3 million consisting of $3.96 million (U.S. $2.6 million) in outstanding principal, plus a balance of $3.34 million representing the fair value of the outstanding warrants associated with the debenture financing. Subsequent to the quarter end, the Company paid both the April 1, 2003 and May 1, 2003 debenture installments in cash.

The Company drew down $0.7 million under its existing equity line agreement in the first quarter and an additional $0.5 million subsequent to quarter end in order to partially offset the cash required for the convertible debenture repayments.

On May 1, 2003, Biomira completed a U.S. $5.5 million equity financing which will provide additional cash reserves in order to support the Company’s goal that sufficient funds are available to help sustain the Company to the end of 2004, well beyond the final analysis of Theratope vaccine.

Biomira Interim Report 2003

Outlook

Until such time as Theratope receives regulatory approval and is successfully commercialized, Biomira will continue to incur operating losses. As a result of the cost reduction initiative undertaken in late 2002 and winding down of the Theratope Phase III clinical trial, management believes that overall operating losses will be lower in 2003.

The Company has sufficient cash and financing to fund current operating and capital requirements through 2003 and into 2004. However funding of various commercialization initiatives or clinical trials could necessitate new financing in 2003.

Risks and Uncertainties

As described in the Outlook, the primary risks and uncertainties facing Biomira are achievement of statistically significant outcomes in the Theratope Phase III final analysis, followed by timely regulatory approval, and the Company’s effectiveness in generating sufficient new capital. The ability to raise cash this year and beyond will depend on several factors, such as: favorable outcomes for current clinical trials; the Company’s prospects and conducive equity market conditions allowing financing on acceptable terms; the costs and timelines required to obtain regulatory approval for Biomira’s lead product candidates, Theratope and BLP25; the ability to patent and defend Biomira’s intellectual property; timely progression of clinical studies; and the Company’s ability to in-license complementary products and technology to build up its pipeline. Other business risks and uncertainties have not changed significantly from those disclosed in the Management’s Discussion and Analysis in Biomira’s 2002 annual report and in other regulatory filings.

Forward-Looking Statements

This report may contain forward-looking statements. Various factors could cause actual results to differ materially from those projected in forward-looking statements, including those predicting the timing or availability of clinical trial analyses; efficacy, safety and clinical benefit of products; ability to secure, and timing of, regulatory clearances; timing of product launches in different markets; adequacy of financing and reserves on hand; scope and adequacy of insurance coverage; retention and performance of contractual third parties, including key personnel; the achievement of contract milestones; currency exchange rate fluctuations; changes in general accounting policies; and general economic factors. Although the Company believes that the forward-looking statements contained herein are reasonable, it can give no assurance that the Company’s expectations are correct. All forward-looking statements are expressly qualified in their entirety by this cautionary statement. For a detailed description of the Company’s risks and uncertainties, you are encouraged to review the official corporate documents filed with the securities regulators in the United States and Canada.

Alex McPherson, MD, PhD
President and Chief Executive Officer

Share Registrars and Transfer Agents		Stock Listings and Symbols
Computershare Trust	Computershare Trust	Toronto Stock Exchange: BRA
Company of Canada	Company Inc.	Nasdaq National Market: BIOM
600, 530 – 8th Ave. S.W	P.O. Box 1596
Calgary, Alberta, Canada	Denver, CO 80201
T2P 3S8	USA

Contact: Jane Tulloch
Director, Investor Relations
780 490-2812 ir@biomira.com
We invite you to visit our web site at www.biomira.com or call our investor relations department toll free at 1-877-234-0444 Ext. 812.

Biomira Interim Report 2003

CONSOLIDATED BALANCE SHEETS
(Canadian dollars, in thousands)

	March 31	December 31
	2003	2002

	(Unaudited)	(Audited)
ASSETS
Current
Cash and cash equivalents	$9,238	$8,507
Short-term investments	15,841	28,682
Accounts receivable	1,043	1,207
Prepaid expenses	600	497

	26,722	38,893
Capital assets (net)	958	1,076

	$27,680	$39,969

LIABILITIES
Current
Accounts payable and accrued liabilities	$4,381	$8,580
Accrued interest on convertible debentures	13	28
Current portion of capital lease obligation	152	169
Current portion of deferred revenue	1,053	1,053

	5,599	9,830
Capital lease obligation	73	96
Deferred revenue	7,462	7,724
Class A preference shares	30	30

	13,164	17,680
SHAREHOLDERS’ EQUITY
Share capital (Note 3)	329,217	328,537
Convertible debentures (Note 4)	7,293	10,952
Contributed surplus	8,901	8,901
Deficit	(330,895)	(326,101)

	14,516	22,289

	$27,680	$39,969

Biomira Interim Report 2003

CONSOLIDATED STATEMENTS OF OPERATIONS
(Canadian dollars, in thousands, except per share amounts)
(Unaudited)

	Three Months Ended
	March 31

	2003	2002

REVENUE
Contract research and development	$902	$992
Licensing revenue from collaborative agreements	264	263
Licensing, royalties and other revenue	—	—

	1,166	1,255

EXPENSES
Research and development	4,122	6,579
General and administrative	1,546	1,714
Marketing and business development (Note 5)	305	894
Amortization of capital assets	119	243

	6,092	9,430

OPERATING LOSS	(4,926)	(8,175)
Investment and other income	572	653
Interest expense	(8)	(14)
Gain on disposal of capital assets	5	—

LOSS BEFORE INCOME TAXES	(4,357)	(7,536)
Income tax provision	(3)	(37)

NET LOSS	$(4,360)	$(7,573)

BASIC AND DILUTED LOSS PER SHARE (Note 6)	$(0.09)	$(0.17)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	54,019	52,491

CONSOLIDATED STATEMENTS OF DEFICIT
(Canadian dollars, in thousands)
(Unaudited)

	Three Months Ended
	March 31

	2003	2002

DEFICIT, BEGINNING OF PERIOD	$(326,101)	$(290,116)
Net loss for the period	(4,360)	(7,573)
Accretion of convertible debentures	(504)	(964)
Interest and carrying charges on convertible debentures	70	(263)

DEFICIT, END OF PERIOD	$(330,895)	$(298,916)

Biomira Interim Report 2003

CONSOLIDATED STATEMENTS OF CASH FLOW
(Canadian dollars, in thousands)
(Unaudited)

	Three Months Ended
	March 31

	2003	2002

NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES:
OPERATING
Net loss	$(4,360)	$(7,573)
Add/(less) items not affecting cash:
Amortization of capital assets	119	243
Gain on disposal of capital assets	(5)	—
Unrealized foreign exchange loss	20	—
Net change in non-cash balances from operations	(4,417)	(2,648)

	(8,643)	(9,978)

INVESTING
Decrease in short-term investments	12,841	12,583
Purchase of capital assets	—	(15)
Proceeds on disposal of capital assets	20	—

	12,861	12,568

FINANCING
Proceeds on issue of common shares, net of issue costs	680	891
Proceeds from convertible debentures, net of financing costs	—	(24)
Repayment on convertible debentures	(4,041)	(2,811)
Interest on convertible debentures	(68)	(401)
Repayment of capital lease obligation	(38)	(58)

	(3,467)	(2,403)

Effect of exchange rate fluctuations on cash and cash equivalents	(20)	—

INCREASE IN CASH AND CASH EQUIVALENTS DURING THE PERIOD	731	187
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	8,507	22,789

CASH AND CASH EQUIVALENTS, END OF PERIOD	$9,238	$22,976

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Amount of interest paid	$8	$14
Amount of income taxes paid	$—	$—

Biomira Interim Report 2003

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Canadian dollars, in thousands, except per share amounts and as noted otherwise)
(Unaudited)

1.	Basis of Presentation

The accompanying unaudited interim financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles (Canadian GAAP) for interim financial statements. The accounting principles and methods of computation adopted in these financial statements are the same as those of the audited financial statements for the year ended December 31, 2002, except as noted below. Comparative figures for prior periods have been restated to conform to the current presentation.

Omitted from these statements are certain information and note disclosures normally included in the annual financial statements prepared in accordance with Canadian GAAP. The financial statements and notes presented should be read in conjunction with the audited financial statements for the year ended December 31, 2002 filed with the appropriate securities commissions.

2.	Changes in Accounting Policy

a)	Hedging relationships

Effective January 1, 2003, the Company adopted the recommendations of Accounting Guideline AcG-13 Hedging Relationships, which requires that, in order to apply hedge accounting, all hedge relationships must be identified, designated, documented, and effective. Where hedging relationships do not meet these criteria, hedge accounting must be discontinued. AcG-13 is effective for hedging relationships in effect in fiscal years beginning after July 1, 2003; however, early adoption is encouraged. There is no material impact from the adoption of AcG-13 on the financial statements either in the current period or the prior period presented.

b)	Disclosure of guarantees

Effective January 1, 2003, the Company adopted the recommendations of Accounting Guideline AcG-14 Disclosure of Guarantees, which describes the nature and types of guarantees, provides examples of those guarantees covered by the scope of AcG-14, and details the prescribed disclosures. There is no material impact on the financial statements resulting from the adoption of AcG-14 either in the current period or the prior period presented.

c)	Asset retirement obligations

Effective January 1, 2003, the Company adopted the recommendations of CICA Handbook Section 3110 Asset Retirement Obligations, which requires the recognition of a liability for obligations relating to asset retirements to be measured at fair value, capitalized as part of the carrying value of the underlying asset, and amortized to expense over its expected life. Although this standard is effective for fiscal years beginning after January 1, 2004, early adoption is encouraged. There is no material impact on the financial statements resulting from the adoption of CICA 3110 either in the current period or the prior period presented.

3.	Share Capital

The following table presents share information for the period ended:

	3 Months Ended March 31

	2003	2002

Common shares
Common shares, beginning of period	53,796	52,377
Issued under the 1999 equity line Common Stock Purchase Agreement	430	54
Issued under exercise of stock options	—	137

Common shares, end of period	54,226	52,568

Stock options
Stock options, beginning of period	4,600	4,225
Granted	177	150
Exercised	—	(137)
Cancelled	(307)	(277)

Stock options, end of period	4,470	3,961

Stock options are exercisable at a range of exercise prices from $1.64 to $23.10 per share.

Biomira Interim Report 2003

Warrants

There were no transactions relating to warrants during the period.

4.	Convertible Debentures

Under the terms of the convertible debenture agreement dated September 26, 2001, the Company elected to pay the January, February, and March 2003 obligations in cash in the aggregate amount of $4,109 (2002 — $3,212), consisting of both principal and interest. Cumulative repayments to date of principal and interest were $20,182 (2002 — $3,212). The April obligation was paid in cash as well.

As at March 31, 2003, the common equity component of the convertible debentures was $3,955 (December 31, 2002 — $7,614) and the purchase warrants component was $3,338 (December 31, 2002 — $3,338), for an aggregate amount of $7,293 (December 31, 2002 — $10,952).

The convertible debentures are repayable by June 30, 2003.

5.	Marketing and Business Development

Under the terms of the collaborative agreements, the Company and Merck KGaA (Merck) agreed to co-funding of marketing and business development expenditures relating to North American marketing and co-promotion, which include pre-launch activities leading to commercialization. The parties reconcile such joint development costs on a quarterly basis, and when it results in funding payments to Merck, the Company records such non-refundable amounts as Marketing and Business Development expense.

6.	Basic and Diluted Loss per Share

Under CICA Handbook Section 3500 Earnings Per Share, basic and diluted loss per share has been calculated as follows:

	3 Months Ended March 31

	2003	2002

Net loss, as reported	$(4,360)	$(7,573)
Convertible debentures accounted for as equity:
Accretion of convertible debentures	(504)	(964)
Interest and carrying charges on convertible debentures	70	(263)

Net loss to common shareholders	$(4,794)	$(8,800)

Weighted-average shares outstanding	54,019	52,491

Basic and diluted loss per share	$(0.09)	$(0.17)

7.	Stock-Based Compensation

As permitted by CICA Handbook Section 3870 Stock-Based Compensation and Other Stock-Based Payments, the Company has elected to continue measuring compensation expense as the excess, if any, of the quoted market value of the stock at the date of grant over the amount an optionee must pay to acquire the stock.

Had compensation costs for the Company’s stock option plan been determined at the grant date of the awards using the fair value method, additional compensation expense would have been recorded in the consolidated statements of operations for the period, with pro forma net loss and loss per share, as presented in the table below.

	3 Months Ended March 31

	2003	2002

Net loss to common shareholders (Note 6)	$(4,794)	$(8,800)
Compensation expense arising from:
Options awarded in current year	(8)	(34)
Options awarded in prior year	(259)	—

Pro forma net loss	$(5,061)	$(8,834)

Pro forma basic and diluted loss per share	$(0.09)	$(0.17)

Compensation expense for options awarded in the current and prior periods reflects the amortization of the fair value of these options over their respective vesting periods.

Biomira Interim Report 2003

The following weighted-average assumptions were used in the Black-Scholes option pricing model for valuation of stock options granted during the period:

	3 Months Ended March 31

	2003	2002

Dividend rate	0.0%	0.0%
Annualized volatility	105.08%	74.78%
Risk-free interest rate	4.24%	5.58%
Expected life of options in years	5.3	6.0

The pro forma amounts estimated according to the Black-Scholes option pricing model may not be indicative of actual values realized upon the exercise of these options by the holders.

8.	Segmented Information

The Company is engaged worldwide primarily in the biotechnology healthcare industry in a single business segment, research and development of therapeutic products for the treatment of cancer. Operations and capital assets by geographic region for the periods indicated are as follows:

	3 Months Ended March 31

	2003	2002

Revenue from operations located in
Canada	$40	$44
Barbados	1,017	1,102
Europe	109	109

	$1,166	$1,255

Amortization of capital assets in
Canada	$112	$159
United States	7	84

	$119	$243

	March 31	December 31
	2003	2002

Capital assets in
Canada	$901	$1,013
United States	57	63

	$958	$1,076

The Company derives significant revenue from certain customers. The number of customers which individually account for more than 10 per cent of revenue and total revenue from transactions with those customers are as follows:

	Number of Customers	Revenue

2003	1	$1,166
2002	1	$1,255

9.	Subsequent Event

Pursuant to a Subscription Agreement dated April 15, 2003, the Company sold share units consisting of 4,824,561 common shares and immediately detachable purchase warrants totalling approximately 16.9% of the number of common shares, or 814,815. These units are priced at U.S. $1.14 each, yielding proceeds of U.S. $5.28 million, net of a 4% or U.S. $220 fee to the placement agent. Under the terms of an associated Common Stock Purchase Warrant agreement, the buyers have the right to purchase up to 814,815 common shares at a strike price of U.S. $1.66. The placement agent also received warrants totalling 48,246, or 1% of the shares offered, at a strike price of U.S. $1.74. All warrants will expire, if not exercised within two years from date of issuance, on April 16, 2005.

Biomira Interim Report 2003

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOMIRA INC. (Registrant)

Date: May 14, 2003	By:	/s/ Edward A. Taylor

Edward A. Taylor
Vice President Finance

Exhibit Index

Exhibit No.	Description

99.1	Certification of the Company’s Chief Executive Officer relating to the financial statements included within the First Quarterly Report to Shareholders for the period ending March 31, 2003, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.2	Certification of the Company’s Chief Financial Officer relating to the financial statements included within the First Quarterly Report to Shareholders for the period ending March 31, 2003, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002